INTERACTIVE ENTERTAINMENT GROUP, INC.
801 S. Olive Ave., Ste. 711
West Palm Beach, FL 33401

March 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:            Interactive Entertainment Group, Inc.
   Registration Statement on Form S-1
   Filed April 30, 2008
   File No.333-150539

To whom it may concern:

Interactive Entertainment Group, Inc. hereby withdraws its registration statement initially filed on form S-1 with the Securities and Exchange Commission on April 30, 2008. The Company’s plans for a spinoff of the subsidiary have been abandoned in the near-term. Since the primary reason for the registration statement was related to the spinoff, the registration is no longer necessary. We feel it is in the best interest of the public that this action is taken.

No securities have been offered or sold pursuant to this registration statement.

Thank You,

/s/ Michael Friedman
Michael Friedman
President and CEO